The financial information relating to the non-consolidated earning results of POSCO for the fiscal year 2013 and 2012 as presented below has been prepared by POSCO (Results for the fiscal year 2013 is based on the unaudited and preliminary internal estimates), in accordance with Korean International Financial Reporting Standards (“Information”). The Information for the fiscal year 2013 may significantly differ from the actual non-consolidated earning results of POSCO and accordingly shall not be relied upon for investment or for any other purposes.

Comparison of the Financial Information (Fiscal Years 2013 and 2012

1. Changes in Sales and Income

	2013	2012	Increased Amount	Increased Rate
Unit	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	(%)

Sales	61,864,649,859	63,604,150,874	-1,739,501,015		-2.7
Operating Income	2,996,133,864	3,653,107,747	-656,973,883		-18.0
Earnings Before Taxes	1,946,176,840	3,368,486,461	-1,422,309,621		-42.2
Net Income	1,355,180,338	2,385,606,843	-1,030,426,505		-43.2

2. Financial Status

	2013	2012
Unit	(Thousand KRW)	(Thousand KRW)
Total Asset	84,455,406,685	79,265,850,804
Total Liability	38,633,376,655	36,836,432,389
Total Shareholders’ Equity	45,822,030,030	42,429,418,415
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	9,498.7	8,795.4